July 24, 2024

Charles H. R. Bracken
Chief Financial Officer
Liberty Global Ltd.
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

       Re: Liberty Global Ltd.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 15, 2024
           Form 8-K filed May 1, 2024
           File No. 001-35961
Dear Charles H. R. Bracken:

       We have reviewed your June 5, 2024, response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 9, 2024, letter.

Form 10-K for the Fiscal Year Ended December 31, 2023
Note 19. Segment Reporting, page II-11

1. Please revise your disclosure to separately present each of revenues from external customers and revenues from transactions with other operating segments for each of your reportable segments. Refer to ASC 280-10-50-22(a) and (b).
2. You disclose that you present 100% of the revenue and Adjusted EBITDA of VMO2 JV and VodafoneZiggo JV despite only holding a 50% noncontrolling interest in both. Please revise your disclosure to clarify the differences between how amounts related to these reportable segments are measured in the consolidated financial statements as compared to the segment disclosures. See ASC 280-10-50-29(b) and (c). In this regard, please clarify whether:
           These reportable segments are accounted for under the equity method in your consolidated financial statements;
 July 24, 2024
Page 2

             Financial information of each of these reportable segments is presented in the segment disclosures as if they were consolidated subsidiaries or some other basis; and
             The financial information is prepared using the same accounting policies that are used
           in the Company   s consolidated financial statements or if they are
different, and if
           different, describe those differences.
3. We note your response to prior comment 2. ASC 280-10-50-30(b) requires the total of the
       reportable segments    measures of profit or loss be reconciled to the
public entity   s
       consolidated income before income taxes and discontinued operations. Please revise your reconciliations to start with the total of the measures of profit or loss for all of your reportable segments. In this regard, we note your reconciliation does not include all reportable segments and does not include all eliminations, such as intersegment eliminations, that should be presented as reconciling items to arrive at consolidated income before income taxes rather than included in the starting point. See ASC 280-10-
       50-31 and 280-10-55-49. Please similarly revise other required reconciliations, such as
       reportable segments    revenues and assets, to start with the total of
the reportable
       segments    amounts. See ASC 280-10-50-30(a), (c), and (d).
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology